August 9, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. George Lovato, Jr.
President and Chief Executive Officer
303 San Mateo NE, Suite 104A
Albuquerque, New Mexico 87108

Re:	Americana Publishing, Inc.
      Form SB-2 Filed May 9, 2005
      Form 10-KSB for the year ended December 31, 2004
	Commission file #: 000-25783

Dear Mr. Lovato:

We have reviewed your July 26, 2005 response letter and have the following comments. Please file an amended Form 10-KSB and Form SB-2 in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004
Form SB-2 Filed May 9, 2005

General

1. We note from your response to comment 1 that the balance sheet as
of December 31, 2004 has been restated to show $74,000 in "Convertible Debt-Related Party" and $40,000 in Note Payable-Related
Party, however the balance sheet in your Form 10-KSB and Form SB-2
does not appear to have been revised.    Additionally, although
you
state in your response that note 6 has been changed to indicate the beneficial conversion feature was recognized in 2001, Note 6 included in the Form 10-KSB continues to state that the conversion feature was recognized in 2004. Finally, please revise the notes to the financial statements included in your Form SB-2 to indicate the terms of the convertible debt that remains outstanding as of December 31,
2004 and March 31, 2005. Please revise your filings to provide these requested changes.

Note 4.  Property and Equipment

2. We note from your response to comment 3 that you believe the expected shelf life of the titles you own rights to is approximately ten years and at the time it reaches that age you evaluate for impairment. Please tell us and revise your disclosure to state how the asset is depreciated or amortized, as it is not clear from your response if the costs capitalized are amortized over the expected period from which the Company will derive benefits from the costs incurred. If these costs are not being amortized to expense, please explain why you believe this treatment is appropriate. Your response should also explain in detail how you are assured that the value of the asset is realizable as of December 31, 2004 and March 31, 2005.
Additionally, please revise your disclosure to add a discussion of the types of costs included in audio production costs as requested in our previous comment 3.

3. Please revise this note to reflect any changes made to the amounts recorded on the balance sheet for convertible debt related parties and notes payable - convertible debt 2004.

Registration Statement on Form SB-2
Liquidity and Capital Resources

4. We note from your response to comment 5 that you have provided us with the accounting for the shares of restricted stock issued to Newbridge Securities and Cornell Capital Partners during the first quarter of 2005. As requested in our previous comment, please include this disclosure in the notes to your financial statements and
MD&A as included in your Form SB-2.

Coreflix, page 25

5. We note your response to comment 6 set forth the details of the valuation of shares issued in connection with the Coreflix acquisition. However, the disclosure on page 25 states that you issued 8,000,000 shares, rather than the 6,000,000 included in your response. Please resolve this discrepancy. Additionally, please add a note to the audited financial statements included in the Form 10-
KSB and Form SB-2 which describes this transaction and states how you valued the shares. Also, please provide all of the disclosures required by paragraphs 51-55 of SFAS No. 141, as applicable.


Warrants, page 36

6. We note from your response to comment 7 that the warrants were issued in the second quarter of 2005 and will be reflected in the second quarter Form 10-Q, however we believe this disclosure should be made in the financial statements filed with the SB-2. In a subsequent events note, please disclose the nature and terms of the transaction in which you issued warrants to acquire 13,896,000 shares of common stock. As part of the disclosure, explain how the warrants were valued and accounted for in your financial statements.

Other

7. Please update the financial statements and related disclosures
included in your Form   SB-2 registration statement in accordance
with Item 310(g) of Regulation S-B.

Form 10-QSB for the Quarter Ended March 31, 2005
Item 2. Unregistered Sales of Equity Securities and Use of
Proceeds

8. Tell us and disclose in the notes to your financial statements included in your Form SB-2 and your upcoming Form 10-QSB for the quarter ended June 30, 2005, the terms of the transactions in which the Company converted notes payable into 500,000 and 3,600,000 restricted shares on February 14, 2005 and March 17, 2005, respectively. As part of your response and your revised disclosure, please explain whether the conversions were done in accordance with the original terms of the notes and explain how the conversion prices were determined. Also, disclose the amounts of the notes repaid as a result of the issuance of the restricted shares.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

      Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. George Lovato
Americana Publishing, Inc
August 9, 2005
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